JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 27, 2025

Ms. Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precidian ETFs Trust (File Nos. 333-171987 and 811-22524)
Airbus ADRhedged™, Bayer AG ADRhedged™, Bayerische Motoren Werke AG ADRhedged™, Deutsche Telekom AG ADRhedged™, Heineken NV ADRhedged™, Hermes International SA ADRhedged™, Hitachi Ltd. ADRhedged™, L’Oreal SA ADRhedged™, LVMH Moet Hennessy Louis Vuitton SE ADRhedged™, Nestle SA ADRhedged™, Roche Holding AG ADRhedged™, Siemens AG ADRhedged™, and Softbank Group Corp. ADRhedged™ (each a “Fund” and collectively, the “Funds”)

Dear Ms. White:

This letter provides the responses of Precidian ETFs Trust (the “Trust” or the “Registrant”) to additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) that you provided to Practus, LLP on February 25, 2025. The comments related to Post-Effective Amendment No. 175 to the registration statement of the Trust, which was filed on October 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended (“PEA No. 175”). PEA No. 175 was filed to register shares of thirteen series of the Trust (collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in PEA No. 175.

1.	Comment: In the principal investment strategies disclosure with respect to each Fund, please revise the disclosure to clarify that with respect to unsponsored ADRs, foreign issuers that are the subject of such ADRs are generally not subject to U.S. reporting obligations and they are not required to make filings with the Commission.

Response: The Trust has revised the disclosure in an attempt to address your comment.

2.	Comment: With respect to the description of the underlying issuer of each of the Funds and the citation of the SEC website, consider revising the paragraph to reference the SEC website separately. In this regard, state that the SEC's website has information about the unsponsored ADRs related to the underlying company; however, the SEC's website does not have disclosure about the underlying company nor is such disclosure about the underlying company disclosed by such company.

Response: The Trust has revised the disclosure in an attempt to address your comment.

Ms. Allison White
U.S. Securities and Exchange Commission
February 27, 2025

3.	Comment: The Staff notes that the disclosures pertaining to Rule 15c2-11 for some of the Funds notes the applicability of Rule 12g3-2 while others do not. Please revise the disclosure with respect to the Funds that have unsponsored ADRs to reflect that the sponsor of such ADRs, based on its reasonable good faith belief after exercising reasonable diligence, has represented that it believes the issuer of the securities underlying such unsponsored ADRs publishes the information contemplated in Rule 12g3-2(b) on its internet website or through an electronic information delivery system generally available to the public. Also consider disclosing in the Item 9 disclosure generally the requirements of Rule 12g3-2.

Response: The Trust is declining, in part, to revise the disclosure in response to this comment. The ability of a broker-dealer to rely on an issuer’s compliance with Rule 12g3-2 is only applicable for sponsored ADRs. The Trust does not believe that references to the representations of the depositary of an unsponsored ADR made in Form F-6 adds any material information to the disclosure. The current disclosure already references sources of publicly available information about the underlying issuer. The Trust has added disclosure generally describing the requirements of Rule 12g3-2.
4.	Comment: With respect to the risk disclosure for unsponsored ADRs, please enhance the disclosure, particularly as it relates to the lack of control by the foreign company, limited information and regulatory risks. This disclosure should be tailored to the foreign issuer and the requirements of its home country (e.g., the frequency of filings relative to the United States). Also, given that the Funds will be sold to U.S. investors who invest in domestic companies in addition to ADRs, consider whether comparing the risk of unsponsored ADRs against those of sponsored ADRs is the correct comparison.

Response: The Trust is declining, in part, to revise the disclosure in response to this comment. The Trust believes that the risk of unsponsored ADRs is sufficiently, concisely and appropriately disclosed to investors. Notwithstanding, the Trust has revised the disclosure to make clear that the regulatory requirements applicable to a foreign issuer may be different than those of the United States, and as a result, the frequency and level of detail of disclosure about the operations of an issuer may be less than the requirements imposed on issuers whose securities are registered in the United States. The Trust also believes that comparing the risk of unsponsored ADRs against those of sponsored ADRs is the correct comparison in the context of the applicable disclosure provided, and as a result, it is not revising the disclosure to address this part of your comment. The Trust further notes that the risk disclosure that the Staff’s comment relates to is focused on the risks of unsponsored ADRs compared to sponsored ADRs, but this risk disclosure is one of many disclosures included in the prospectus regarding the risks of investing in ADRs, including market risk, foreign market risk, and risks of investing in the particular country of the underlying issuer, risks relating to the underlying issuer’s business, and risks relating to the underlying issuer’s industry.

2

Ms. Allison White
U.S. Securities and Exchange Commission
February 27, 2025
5.	Comment: The Staff notes that foreign companies are not required to provide the information required by Rule 12g3-2 and may cease doing so at any time. The Staff believes that this would, in turn, impact whether an ADR could be quoted in the over-the-counter markets. Please consider adding risk disclosure of this potentiality, and later in the prospectus (perhaps in the Funds’ item 9 disclosures) consider providing disclosure about how a Fund would handle situations where ADRs cannot be quoted in the over the counter markets or otherwise are not available.

Response: The Trust has revised the disclosure in an attempt to address your comment.
6.	Comment: The Staff notes that BMW’s ADR is not sponsored. Please add ADR unsponsored risk to this Fund’s disclosure.

Response: The Trust has revised the disclosure in an attempt to address your comment.
7.	Comment: Please add Nestle’s website to the disclosure.

Response: The Trust has revised the disclosure in an attempt to address your comment.

*	*	*

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

3